EXHIBIT 99.3
BANK OF MONTREAL
US$5,000,000,000
SENIOR MEDIUM-TERM NOTES, SERIES A
EXCHANGE RATE AGENCY AGREEMENT
BETWEEN
BANK OF MONTREAL
AND
BMO CAPITAL MARKETS CORP.
January 25, 2010
          AGREEMENT (the “Agreement”) made as of January 25, 2010 between the Bank of Montreal (the “Bank”) and BMO Capital Markets Corp.
          WHEREAS, the Bank has authorized the issuance from time to time of its Senior Medium-Term Notes, Series A (the “Notes”) at an aggregate initial offering price of up to US$ 5,000,000,000, which may be denominated in U.S. dollars or in other currencies, currency units or composite currencies (the “Foreign-Currency Notes”);
          WHEREAS, the Notes will be issued pursuant to the Senior Indenture, dated as of January 25, 2010, between the Bank and Wells Fargo Bank, National Association, as Trustee (the “Trustee”);
          WHEREAS, unless otherwise indicated in the applicable pricing and (where relevant) product supplement to the Prospectus, dated May 16, 2008, as supplemented by the Prospectus Supplement, dated January 25, 2010 (together, the “Prospectus”), relating to the Notes, payments of principal of (and premium, if any) and interest on the Foreign-Currency Notes will be made in the foreign currency, currency unit or composite currency specified in the applicable pricing supplement or product supplement (the “Specified Currency”) from funds paid by the Bank to the Trustee or another paying agent of the Bank; provided, however, that payment of principal of (and premium, if any) and interest on the Foreign-Currency Notes will be made in U.S. dollars (i) in the case of a Specified Currency, at the option of the Bank in the case of circumstances beyond the control of the Bank, such as the imposition of exchange controls or a disruption in the currency markets, on the basis of an exchange rate for such Specified Currency published at 12:00 noon, New York City time by a generally recognized and publicly available source, to be determined in the sole discretion of the Exchange Rate Agent, on the latest day before the day on which payment is to be made, or (ii) in the case of Foreign-Currency Notes which so provide, at the option of the holder of such Foreign-Currency Note in accordance with the procedures set forth in such Foreign-Currency Note.

          NOW, IT IS HEREBY THEREFORE AGREED that:
          1. Appointment of Agent. The Bank hereby appoints BMO Capital Markets Corp. as its agent (in such capacity, the “Exchange Rate Agent,” which term shall, unless the context otherwise requires, include its successors and assigns), and the Exchange Rate Agent hereby accepts such appointment as the Bank’s agent, for the purpose of (i) causing the conversion of Specified Currencies to U.S. dollars for the payment of principal of (and any premium) and interest on the Foreign-Currency Notes to holders of Foreign-Currency Notes who are to be paid in U.S. dollars, (ii) obtaining from time to time exchange rates, (iii) executing foreign exchange spot transactions for foreign Specified Currencies and (iv) performing the other services hereinafter described, in each case upon the terms and subject to the conditions hereinafter mentioned.
          2. Payment Dates. Except as may otherwise be provided in the Foreign-Currency Notes with respect to payments due on any day which is not a Business Day (as defined in Section 7 hereof), principal (and any premium) and interest will be payable on the Foreign-Currency Notes on the various dates indicated therein and in the applicable pricing supplement and (where relevant) product supplement to the Prospectus. Each such day on which principal of and any premium and interest on the Notes shall be payable is referred to herein as a “Payment Date.”
          3. Exchange of Currencies.
          (a) The Bank shall notify or cause the Trustee to notify the Exchange Rate Agent at least three Business Days prior to each Payment Date of the aggregate amount of Specified Currency due to all holders of Foreign-Currency Notes scheduled to receive payments in U.S. dollars on such Payment Date. As near as practicable to 11:00 a.m., New York City time, on the second Business Day immediately preceding the applicable Payment Date, the Exchange Rate Agent will solicit or cause the solicitation of bid quotations from three or, if three are not available, then two Recognized Foreign Exchange Dealers (as defined in Section 7 hereof), one of which may be the Exchange Rate Agent, for the purchase of the aggregate amount of the Specified Currency which is to be exchanged for payment in U.S. dollars on such Payment Date. The settlement date for the exchange of such Specified Currency for U.S. dollars shall be the applicable Payment Date. The Exchange Rate Agent shall enter into an agreement to trade such currencies (in such amounts and upon such terms as indicated above and upon such further terms as are appropriate and not inconsistent with the above) with such Recognized Foreign Exchange Dealer as shall have submitted the highest bid. If some but not all of the Foreign-Currency Notes scheduled to receive payments in U.S. dollars on such Payment Date bear interest based on LIBOR or EURIBOR, such second preceding Business Day will be determined for this purpose as if none of those Notes bore interest based on LIBOR or EURIBOR. If the Exchange Rate Agent determines that at least two such bids are not available, the Exchange Rate Agent will transmit the total amount of the Specified Currency received from the Bank for payment on the Payment Date to the Bank’s paying agent as provided below. Upon the determination of an exchange rate as provided in this Section 3(a), the Exchange Rate Agent will as soon as practicable notify the Bank of such exchange rate.
          (b) As early as practicable, on the Payment Date, the Bank shall remit to the Exchange Rate Agent the aggregate amount of Specified Currency payable to all holders of Foreign-Currency Notes scheduled to receive payments in U.S. dollars on such Payment Date. As promptly as practicable thereafter on the Payment Date, the Exchange Rate Agent will exchange such amount of Specified Currency for U.S. dollars and transmit the U.S. dollars received upon exchange from the Specified Currency to the Bank’s paying agent, or in accordance with the written instructions of such paying agent.
          4. Fees and Expenses.
          (a) So long as any of the Foreign-Currency Notes remain outstanding, the Bank will pay to the Exchange Rate Agent such compensation as may be mutually agreed upon from time to time by the Bank and the Exchange Rate Agent in respect of the Exchange Rate Agent’s services to be rendered hereunder. If the Exchange Rate Agent shall cease to be the Exchange Rate Agent hereunder, it shall repay to the Bank the unearned portion, calculated on a pro rata basis, of said fee. Upon receiving an accounting therefor from the Exchange Rate Agent, the Bank will also pay the reasonable out-of-pocket expenses (including legal, advertising, telex and cable expenses) properly incurred by the Exchange Rate Agent in connection with its services to the Bank as Exchange Rate Agent hereunder. It is understood that all currency exchange costs will be borne by (i) in the case of payment in U.S. dollars at the option of the Bank, the Bank, and (ii) in the case of payments in U.S. dollars at the option of the Foreign-Currency Note holders, such holders, and, in each case, will be deducted by the Exchange Rate Agent from funds transmitted to, or in accordance with the written instructions of, the Bank’s paying agent pursuant to Section 3 hereof. Upon request by the Exchange Rate Agent, the Bank will confirm in writing to the Exchange Rate Agent whether specified expenses, disbursements or advances are or are not to be borne by such Foreign-Currency Note holders pursuant to the terms of the Foreign-Currency Notes.
          5. Terms and Conditions. The Exchange Rate Agent accepts its obligations set forth herein upon the terms and subject to the conditions hereof, including the following, to all of which the Bank agrees:
     (i) in acting under this Agreement and in connection with the Foreign-Currency Notes, the Exchange Rate Agent is acting solely as agent of the Bank and does not assume any obligation to, or any relationship of agency or trust for or with, any of the owners or holders of the Foreign-Currency Notes;

     (ii) unless herein otherwise specifically provided, any order, certificate, notice, request, direction or other communication from the Bank made or given by it under any provision of this Agreement shall be sufficient if signed by a proper officer or an authorized person of the Bank;
     (iii) the Exchange Rate Agent shall be obliged to perform only such duties as are set out specifically herein and any duties necessarily incidental thereto;
     (iv) the Exchange Rate Agent, whether acting for itself or in any other capacity, may become the owner or pledgee of Foreign- Currency Notes with the same rights as it would have had if it were not acting hereunder as Exchange Rate Agent;
     (v) the Exchange Rate Agent shall incur no liability for loss hereunder except for loss sustained by reason of its gross negligence, willful misconduct or bad faith;
     (vi) The Exchange Rate Agent may, upon obtaining the prior written consent of the Bank, perform any duties hereunder either directly or by or through agents or attorneys, and the Exchange Rate Agent shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder;
     (vii) neither the Exchange Rate Agent nor its agents or attorneys, if any, shall be liable to the Bank for any act or omission hereunder, or for any error of judgment made in good faith by it or them, except in the case of its or their gross negligence or willful misconduct;
     (viii) the Exchange Rate Agent may consult with counsel of its selection and the written opinion of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon; and
     (ix) the Exchange Rate Agent shall not be required to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

          6. Resignation; Removal; Successors.
          (a) Except as provided below, the Exchange Rate Agent may at any time resign as Exchange Rate Agent by giving written notice to the Bank of such intention on its part, specifying the date on which its desired resignation shall become effective, provided that such notice shall be given not fewer than 60 days prior to the said effective date unless the Bank otherwise agrees in writing. Except as provided below, the Bank may remove the Exchange Rate Agent (with or without cause) at any time by filing with the Exchange Rate Agent an instrument in writing signed on behalf of the Bank by an authorized person thereof and specifying such removal and the date when it is intended to become effective. Such resignation or removal shall take effect upon the date of the appointment by the Bank, as hereinafter provided, of a successor Exchange Rate Agent. If within 60 days after notice of resignation or removal has been given, a successor Exchange Rate Agent has not been appointed, the Exchange Rate Agent may petition a court of competent jurisdiction to appoint a successor Exchange Rate Agent. A successor Exchange Rate Agent shall be appointed by the Bank by an instrument in writing signed on behalf of the Bank by an authorized person thereof and the successor Exchange Rate Agent. Upon the appointment of a successor Exchange Rate Agent and acceptance by it of such appointment, the Exchange Rate Agent so superseded shall cease to be the Exchange Rate Agent hereunder.
          (b) If at any time (i) the Exchange Rate Agent shall resign or be removed, shall become incapable of acting or shall be adjudged bankrupt or insolvent, (ii) an order is made or effective resolution is passed to wind up the Exchange Rate Agent, (iii) the Exchange Rate Agent shall file a voluntary petition in bankruptcy or make an assignment for the benefit of its creditors, shall consent to the appointment of a receiver, administrator or other similar official of all or any substantial part of its property, or shall admit in writing its inability to pay or meet its debts as they mature, (iv) a receiver, administrator or other similar official of the Exchange Rate Agent or of all or any substantial part of its property shall be appointed, (v) any order of any court shall be entered approving any petition filed by or against the Exchange Rate Agent under the provisions of any applicable bankruptcy or insolvency law or (vi) any public officer shall take charge or control of the Exchange Rate Agent or its property or affairs for the purpose of rehabilitation, conservation or liquidation, then a successor Exchange Rate Agent, which shall be a leading bank or investment bank doing business in the market of the various Specified Currencies, shall be appointed by the Bank by an instrument in writing filed with the successor Exchange Rate Agent. Upon the appointment as aforesaid of a successor Exchange Rate Agent and acceptance by the latter of such appointment and (except in cases of removal for failure to establish the exchange rate) the giving of notice, the Exchange Rate Agent so replaced shall cease to be Exchange Rate Agent hereunder.

          (c) Any successor Exchange Rate Agent hereunder shall execute and deliver to its predecessor and the Bank an instrument accepting such appointment hereunder, and thereupon such successor Exchange Rate Agent, without any further act, deed or conveyance, shall become vested with all the authority, rights, powers, trusts, immunities, duties and obligations of such predecessor with like effect as if originally named the Exchange Rate Agent hereunder, and such predecessor, upon payment of its charges and disbursements then unpaid, shall thereupon become obliged to transfer and deliver, and such successor Exchange Rate Agent shall be entitled to receive, copies of any relevant records maintained by such predecessor Exchange Rate Agent.
          (d) Any corporation into which the Exchange Rate Agent may be merged or converted, any corporation with which the Exchange Rate Agent may be consolidated, any corporation resulting from any merger, conversion or consolidation to which the Exchange Rate Agent shall be a party or any corporation succeeding to all or substantially all of the corporate trust business of the Exchange Rate Agent, shall, to the extent permitted by applicable law and provided that it shall be a responsible financial firm or institution with an established place of business in The City of New York, be the successor Exchange Rate Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto. Notice of any such merger, conversion, consolidation or sale shall forthwith be given to the Bank within 30 days of such merger, conversion, consolidation or sale.
          7. Certain Definitions.
          (a) As used herein, “Business Day” means, with respect to any Foreign-Currency Note and except as otherwise may be provided therein, a day that meets all the following applicable requirements:
•	for all Foreign-Currency Notes, is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation or executive order to close;

•	if the Foreign-Currency Note bears interest based on LIBOR, is also a London Business Day;

•	if the Foreign-Currency Note has a Specified Currency other than U.S. dollars or euros, is also a day on which banking institutions in the principal financial center of the country issuing the Specified Currency are not authorized or obligated generally by law, regulation or executive order to close; and

•	if the Foreign-Currency Note bears interest based on, or the cash settlement value of which is linked to EURIBOR or has a

Specified Currency of euros, or is a Foreign-Currency Note the interest rate on which is based on, or the cash settlement value of which is linked to, LIBOR or for which the Index Currency is euros, is also a Euro Business Day.
          (b) As used herein, “Euro Business Day” means any day on which the Trans-European Automated Real-Time Gross settlement Express Transfer (“TARGET”) System, or any successor system, is open for business.
          (c) As used herein, “Index Currency” means, with respect to a Foreign-Currency Note which bears interest based on LIBOR, the currency specified as such in the applicable pricing or product supplement for such Foreign-Currency Note.
          (d) As used herein, “London Business Day” means any day on which dealings in the relevant Index Currency are transacted in the London interbank market.
          (e) As used herein, “Recognized Foreign Exchange Dealers” means (a) any of the first three foreign exchange dealers in a list of five foreign exchange dealers to be agreed upon by the Bank and the Exchange Rate Agent (the “Dealer List”), or (b) upon the failure to obtain one or more of such bids from the first three or, if three are not available, the first two foreign exchange dealers in the Dealer List, such other foreign exchange dealers listed in the descending order of their appearance on the Dealer List, as shall be necessary to obtain the three bids as required by Section 3 hereof, or (c) in the absence of bids under subsection (a) or (b) above, such other firms located in The City of New York as the Bank shall advise the Exchange Rate Agent from time to time in writing. Nothing contained herein shall be considered to prohibit the Exchange Rate Agent from serving as a Recognized Foreign Exchange Dealer.
          8. Notices. Any notice required to be given hereunder shall be delivered in person, sent by letter, first class mail, telecopy or communicated by telephone (subject, in the case of communication by telephone, to confirmation dispatched within two Business Days by letter, first class mail, or telecopy), in the case of (a) the Bank, Bank of Montreal, 1 First Canadian Place, 18th Floor, Toronto, Ontario, Canada M5X 1A1, telephone: (416) 867-3834, and in the case of the Exchange Rate Agent, BMO Capital Markets Corp., 115 S LaSalle Street, 37th Floor W, Chicago, Illinois, 60603, telephone: (312) 845-4010 or, in any case, to any other address of which the party receiving notice shall have notified the party giving such notice in writing. Any notice hereunder given by telecopy or letter, first-class mail, shall be deemed to be served when in the ordinary course of transmission or post, as the case may be, it would be received.
          9. Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York.

          10. Counterparts. This Agreement may be executed by each of the parties hereto in any number of counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all such counterparts shall together constitute one and the same agreement.
          11. Benefit of Agreement. This Agreement is solely for the benefit of the parties hereto and their successors and assigns, and no other person shall acquire or have any rights under or by virtue hereof.

     IN WITNESS WHEREOF, this Exchange Rate Agency Agreement has been entered into as of the day and year first above written.

BANK OF MONTREAL
By	/s/ Cathryn E. Cranston
	Name:	Cathryn E. Cranston
	Title:	Senior Vice President, Financial Strategy

By	/s/ Patrick Cronin
	Name:	Patrick Cronin
	Title:	Executive Managing Director & Head, Financial Products & Debt Products BMO Capital Markets

BMO CAPITAL MARKETS CORP.
By	/s/ Bob DiGangi
	Name:	Bob DiGangi
	Title:	Managing Director BMO Capital Markets